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JAN 29 2008

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A 3/1/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/06** (MM/DD/YY) AND ENDING **11/30/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland **212-832-8000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 31 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/30

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC, for the year ended November 30, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0, CREDITS $52).

K. Wieland 1/25/08

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me on this 25 day of January 2008

Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2010

ALLEN & COMPANY LLC
(A Wholly-Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8-12123)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Rule 17a-5(e)(3) of the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC:

We have audited the accompanying statement of financial condition of Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the statement of financial condition includes the effect of adopting Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

Deloitte & Touche LLP

January 25, 2008

ALLEN & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 113,417
Cash and U.S. Treasury securities—at market, segregated in compliance with Federal regulations	3,051
Securities and investments owned:	
At market value	11,665
At estimated fair value	11,211
Receivables from brokers, dealers and clearing organizations	5,323
Receivables from customers	59
Fixed assets, net of accumulated depreciation of $1,977	1,991
Receivables from affiliates	9,226
Other assets	3,109
Total assets	$ 159,052

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to customers	$ 210
Payables to brokers and dealers	56
Commissions payable	6,134
Post-retirement benefits payable	18,178
Payables to affiliates	1,291
Other liabilities	22,008
Total liabilities	47,877
Member's Equity	117,581
Accumulated other comprehensive loss	(6,406)
Total member's equity	111,175
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 159,052

See notes to statement of financial condition.

ALLEN & COMPANY LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
(DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a. *Organization and Basis of Presentation*—Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member" or "Parent") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. Services provided by the Company include investment banking, trading, and securities brokerage activities.

b. *Use of Estimates in the Preparation of the Statement of Financial Condition*—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, particularly in the valuation of non-readily marketable investments and post-retirement benefits. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

c. *Cash and Cash Equivalents*—Approximately $113,294 of cash and cash equivalents represent short-term, liquid investments in money market funds invested solely in U.S. Treasury securities. This amount is maintained in a joint account which contains additional funds from related entities.

d. *Cash and U.S. Treasury Securities Segregated in Compliance with Federal Regulations*—Cash of $64 and U.S. Treasury bills with a market value of $2,987 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

e. *Securities Transactions*—Positions in securities are recorded on a settlement-date basis, the effect of which is not materially different from a trade-date basis. Marketable securities are recorded at market value, and securities not readily marketable are recorded at estimated fair value as determined by management.

f. *Receivables from and Payables to Customers*—Receivables from and payables to customers consist of amounts relating to cash transactions and are recorded on a settlement-date basis, the effect of which is not materially different from a trade-date basis.

g. *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*—$5,309 of receivables from brokers and dealers represents funds on deposit with clearing organizations.

h. *Trading Position*—The Company holds positions valued at $255 in a publicly held entity which is controlled by Allen Holding Inc. (the parent company of Allen & Company Incorporated ("ACI") which is a member of Allen Operations LLC), and several of its shareholders. This

position is included in securities and investments owned at fair value in the statement of financial condition.

i. *Fixed Assets*—Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation. Fixed assets are depreciated over useful lives of five to seven years and leasehold improvements are amortized over the life of the lease or useful life whichever is shorter.

j. *New Accounting Pronouncements*—In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109*" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognising, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective December 1, 2007. The adoption of FIN 48 did not have a material impact on the statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 must be implemented for fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact of adopting SFAS 157.

In September 2006, the FASB issued Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement modifies financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also modifies financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The adoption of SFAS 158 resulted in the Company increasing accumulated other comprehensive loss, a component of member's equity, by $5,467.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 is effective for the Company as of December 1, 2008. The Company is currently evaluating the potential impact of adopting FAS 159.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

On occasion, the Company sells securities it does not own. These transactions in the normal course of business give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. The Company generally limits its risk by holding or purchasing offsetting positions.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities and investments owned at market value are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on November 30, 2007.

The Company invests in a limited partnership managed by a related entity which invests in marketable securities. This partnership interest has a fair value of approximately $4,536 and is included on the statement of financial condition within investments at estimated fair value.

Other securities and investments which are stated at estimated fair value consist principally of not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities and investments in non publicly traded partnerships. In determining fair value, management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values and based upon a compilation of available information. Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

4. EMPLOYEE BENEFIT PLANS

The Company participates with ACI in a qualified, noncontributory defined benefit pension plan that provides retirement benefits to the majority of its employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under ERISA, to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the Employee Retirement Income Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

The following table provides the plans' benefit obligation, fair value of plan assets, and the net periodic benefit cost relating to the Company recognized for the year ended November 30, 2007, and the Company's funded status as of November 30, 2007:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 28,560	$ 11,628
Fair value of plan assets	22,010	-
Unfunded status	$ (6,550)	$ (11,628)
Benefit cost	$ 1,343	$ 879
Employer contributions	1,529	52
Participant contributions	-	15
Benefits paid	(222)	(67)

Amounts recognized in the statement of financial position consist of the following:

	Pension Benefits			Medical Benefits		
	Before SFAS 158 Adjustment	Change	Post SFAS 158 Adjustment	Before SFAS 158 Adjustment	Change	Post SFAS 158 Adjustment
(Accrued)/prepaid pension cost	$ (1,791)	$ 1,791	$ -	$ (9,714)	$ 9,714	$ -
Additional liability	(1,206)	1,206	-	-	-	-
Liability to reflect the Plan's funded status	N/A	$ (6,550)	$ (6,550)	N/A	$ (11,628)	$ (11,628)
Liability for pension benefits	$ (2,997)	$ (3,553)	$ (6,550)	$ (9,714)	$ (1,914)	$ (11,628)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost	$ (24)	$ (872)
Net loss	4,783	2,786
Net amount recognized	$ 4,759	$ 1,914

The accumulated benefit obligation for the defined benefit pension plan was $25,007 at November 30, 2007. The company expects to contribute $913 to its pension plan and $102 to its medical plan in 2008. The Company uses a November 30, 2007 measurement date for the plans.

Weighted-average assumptions used to determine benefit obligations at November 30, 2007 are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.25%	5.25%
Rate of compensation increase	4.00%	4.00%

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended November 30, 2007 are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.25%	5.25%
Expected long-term return on plan assets	5.50%	N/A
Rate of compensation increase	4.00%	4.00%

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007 decreasing to 5.5% for 2016 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at November 30, 2007 is as follows:

	Target Allocation	Plan Assets
Asset Category		
Equity securities	35% +/- 5%	49.2 %
Debt securities	60% +/- 5%	49.4 %
Money market securities	5% +/- 5%	1.4 %
Total		100 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term equity securities are expected to return 7%-9%, debt securities are expected to return 4%-6%, and money market securities are expected to return 1%-3%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Medical Benefits
2008	$ 502	$ 102
2009	567	137
2010	619	176
2011	692	196
2012	767	227
2013-2017	5,640	1,987

The Company also has a non-contributory defined contribution 401(k) plan in which all employees of the Company are eligible to participate in the plan after six months as an active, full-time employee. Participants may contribute up to 15% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code.

5. UNINCORPORATED BUSINESS TAX

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Parent has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Parent.

The Parent is subject to New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company has been allocated UBT for financial statement purposes. At November 30, 2007, the Company has recorded a deferred tax benefit of $772 primarily due to temporary differences relating to post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

6. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from the Parent in connection with disbursements made on its behalf. Payables to affiliates primarily represent amounts collected on behalf of affiliates.

7. COMMITMENTS AND CONTINGENCIES

Lease Obligations—The Company's future minimum rental payments required under leases for office space that have remaining noncancelable terms of one year or more at November 30, 2007 which expire July 31, 2017 are presented below:

Year Ending	Total
2008	$ 3,613
2009	3,530
2010	3,530
2011	3,530
2012	3,637
2013 and thereafter	17,970
Total	$ 35,810

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At November 30, 2007, the Company had net capital of $81,414, which was $80,414 in excess of the minimum required net capital of $1,000.

10. WITHDRAWAL OF CAPITAL

Subsequent to November 30, 2007, the Company made distributions to its Parent amounting to $24,680.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Allen & Company LLC (the "Company") a wholly-owned subsidiary of Allen Operations LLC for the year ended November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at November 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END